FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 593rd Meeting of the Board of Directors Held on April 10, 2014

2.	Market Announcement Dated April 15, 2014: Resignation of Chair of the Board of Directors

3.	Notice to Stockholders Dated April 23, 2014: Fractional shares from stock dividend: Dividend per share

4.	Summary of Principal Decisions of the 594th Meeting of the Board of Directors Held on April 30, 2014

5.	Notice to Stockholders Dated April 30, 2014: AGM decision: payment of dividends

6.	Market Announcement Dated April 30, 2014: Filing of Form 20-F annual report for the year ended December 31, 2013

7.	Material Announcement Dated April 30, 2014: Agreement for 49% interest in 83MW Retiro Baixo hydro plant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: May 8, 2014

1. Summary of Principal Decisions of the 593rd Meeting of the Board of Directors Held on April 10, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 10, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 593rd meeting, held on April 10, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.                            Ratification of the negotiations carried out by the Executive Board for the 2013—2014 Collective Employment Agreement.

2.                            Nomination of a Manager for Norte Energia S.A.

3.                            Increase in the capital of EATE and orientation of vote in an Extraordinary General Meeting of Stockholders of Taesa.

4.                            Increase in the capital of ENTE and orientation of vote in an Extraordinary General Meeting of Stockholders of Taesa.

5.                            Advance decisions on budget allocations for expenses and capital expenditure.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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2. Market Announcement Dated April 15, 2014:  Resignation of Chair of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Resignation of Chair of the Board of Directors

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, and Item 4.3 of the Level I Corporate Governance Listing Regulations of BM&FBovespa S.A. (the São Paulo Stock, Commodities and Futures Exchange), and in compliance with Article 151 of Law 6404 of December 15, 1976, as amended, hereby informs the public of the resignation of Ms. Dorothea Fonseca Furquim Werneck as Member and Chair of the Board of Directors, by a letter received and acknowledged by the Company on April 7, 2014. This letter was registered with the Commercial Board of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais, JUCEMG), under Record Nº 5256572, with Receipt No. 14/264.925-2, on April 10, 2014.

Belo Horizonte, April 15, 2014

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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3. Notice to Stockholders Dated April 23, 2014:  Fractional shares from stock dividend: Dividend per share

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Fractional shares from stock dividend: Dividend per share

We hereby advise stockholders that in compliance with Instruction 168/91 of the CVM (the Brazilian Securities Commission), the fractional shares arising from the stock dividend authorized by the General Meeting of Stockholders of December 26, 2013 were credited to the Company’s Treasury as a single amount on January 3, 2014, and held for disposal, which took place on March 27, 2014, at an average price of R$ 15.207755916 per PN share. The proceeds of these sales will be paid, in the due proportions, together with the first installment of the dividends for the 2013 business year, on June 30, 2014.

Consequently the complementary dividend per share for the business year 2013, as proposed by the Board of Directors to the General Meeting of Stockholders to be held on April 30, 2014, as referred to in the Notice to Stockholders of March 24, 2014, will be R$ 0.892052774.

Stockholders whose shares are not held in custody by the CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 23, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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4. Summary of Principal Decisions of the 594th Meeting of the Board of Directors Held on April 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 30, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 594th meeting, held on April 30, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Joaquina Project.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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5. Notice to Stockholders Dated April 30, 2014:  AGM decision: payment of dividends

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

NOTICE TO STOCKHOLDERS

AGM decision: payment of dividends

We hereby advise stockholders that the Ordinary and Extraordinary General Meetings of Stockholders held on April 30, 2014 decided the following corporate action:

1.              DIVIDENDS:

Of the net profit for the business year 2013, which totaled R$ 3,103,855,000, the amount of R$ 1,655,602,000 is allocated for payment as dividends to stockholders, as follows:

1)              R$ 533,149,000, equal to R$ 0.554058049 per share, in the form of Interest on Equity, in accordance with Board Spending Decisions CRCA 099/2013, of October 11, 2013, and CRD 452/2013, of  December 6, 2013

(this payment was made on December 19, 2013, to holders of record on December 5, 2013);

and

2)              R$ 1,122,453,000, equal to R$ 0.892052774 per share, in the form of dividends for the 2013 business year, for shares traded on the São Paulo Stock Exchange (BM&FBovespa), to holders of record on April 30, 2014.

For these stockholders, the shares will trade ex-dividend on and after May 1, 2014.

Payments of the dividends will be made in two installments, by June 30 and December 30, 2014, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 30, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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6. Market Announcement Dated April 30, 2014:  Filing of Form 20-F annual report for the year ended December 31, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

COMPANHIA ABERTA

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG (“Cemig”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and of CVM Instruction 358 of January 3, 2002, that it filed today, on April 30, 2014, the “Form 20-F” annual report for the year ended December 31, 2013 with the United States Securities and Exchange Commission (“SEC”) and a translated version with CVM.

The report may be accessed on the sites of the SEC (www.sec.gov) and from Cemig’s Investor Relations Department (http://ri.cemig.com.br) in the section Financial Information - SEC Filings.

Shareholders can also receive a printed copy of the Form 20-F, including our audited financial statements, for the year ended December 31, 2013, free of charge, by requesting one from the Investor Relations Website (http://ri.cemig.com.br) in the same section as mentioned above.

For further information, please contact Mr. Antônio Carlos Vélez Braga, Cemig’s Investor Relation Superintendent, at the phone number +55 31 3506-5024 or at the email address: ri@cemig.com.br.

Belo Horizonte, 30 de abril de 2014.

Luiz Fernando Rolla

Diretor de Finanças e Relações com Investidores

7. Material Announcement Dated April 30, 2014:  Agreement for 49% interest in 83MW Retiro Baixo hydro plant

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Agreement for 49% interest in 83MW Retiro Baixo hydro plant

In accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig — Companhia Energética de Minas Gerais (a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid), and Cemig Geração e Transmissão S.A. — Cemig GT (wholly-owned subsidiary of Cemig, registered with the Brazilian Securities Commission (CVM) hereby inform the market, the São Paulo Stock exchange (BM&FBovespa) and the CVM as follows:

On April 30, 2014, Cemig GT, as purchaser, and Orteng Equipamentos e Sistemas S.A. and Arcadis Logos Energia S.A. as vendors, signed a share purchase agreement governing acquisition of 49.9% of the share capital of Retiro Baixo Energética S.A. (“RBE”).

RBE is an unlisted corporation holding the concession for operation of the Retiro Baixo hydroelectric plant, on the Paraopeba River in Minas Gerais State, Brazil. The plant has installed generation capacity of 83.7MW and assured average power level of 38.5 MW.

The price for the acquisition of 49.9% of the total capital of RBE is R$ 145,896,792.41 (one hundred forty five million eight hundred ninety six thousand seven hundred ninety two Reais and forty one centavos), which will be updated in accordance with the Share Purchase Agreement.

Entry of Cemig GT as a stockholder of RBE replacing the Vendors was approved by the company’s board of directors today.

Conclusion of the transaction is subject to conditions precedent, including approval by the Brazilian monopolies authority, Cade, and consents from the Brazilian electricity regulator, Aneel, the financing entities, and the remaining partner.

Belo Horizonte, April 30, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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